# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jet.AI Inc., CIK 0001861622
CUSIP: 47714H308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 10845 GRIFFITH PEAK DR.,, SUITE 200, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 02/05/2026
Filed by CIK 0002109294
Persons authorized to receive notices and communications: Vladimir Anatolevich Semenikhi, Royal Amwaj Crescent Road Palm Jumeirah, Dubai, United Arab Emirates (C0), 99999, 0607934471

## Reporting persons
- Semenikhin Vladimir Anatolevich (CIK 0002109294): type of reporting person: individual (IN); citizenship or place of organization: Malta (O1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 3,950,000; shared voting power 3,950,000; sole dispositive power 3,950,000; shared dispositive power 3,950,000; aggregate amount beneficially owned 3,950,000 (8.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Jet.AI Inc.
Address of issuer's principal executive offices: 10845 GRIFFITH PEAK DR.,, SUITE 200, LAS VEGAS, Nevada (NV), 89135

## Item 2. Identity and Background
Name of person filing: Vladimir Anatolevich Semenikhin
Residence or business address:
Royal Amwaj
Crescent Road
Palm Jumeirah
Dubai UAE
Present principal occupation or employment:
Director Sello Dorado FZCO
DSO IFZA
Dubai Digital Park
Dubai Silicon Oasis
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Malta

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the Shares was approximately $1.6 million. The funds used to acquire the Shares were the Reporting Person's personal funds, including cash received from dividends and distributions from entities owned or controlled by the Reporting Person. No funds were borrowed or obtained from any third party in connection with the acquisition of the Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Shares for investment purposes based on his belief that the Shares may be undervalued relative to the Issuer's assets, financial position, and prospects.

The Reporting Person has reviewed publicly available disclosures by the Issuer and may engage in discussions with the Issuer management and board regarding matters including, among other things, capital allocation, financing activities, corporate governance, and management compensation.

The Reporting Person may consider seeking board representation or other means of influencing the Issuer policies and strategic direction. There can be no assurance that any such efforts will be successful, if pursued, and even should representation be achieved that any progress will be achieved on the strategic initiatives above.

If the Reporting Person determines that engagement with the Issuer is not productive, he may consider other actions permitted under applicable law, which may include, subject to market conditions, financing, due diligence, and other factors, a possible tender offer or other transaction involving the Issuer securities.

The Reporting Person may at any time reevaluate his investment and may acquire additional Shares, dispose of some or all of the Shares, or take other actions as he deems appropriate, depending on market conditions, liquidity needs, and developments relating to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 3950000 shares of common stock of the Issuer, representing approximately 8.7% of the outstanding shares of common stock of the Issuer, based on 45478249 shares outstanding as reported in the Issuer's Form S-3 filled on 28th January 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power and sole dispositive power with respect to 3950000 shares.
Transactions in the class effected during the past sixty days:
The Reporting Person effected the following transactions in the Share during the past 60 days (aggregated by date), all of which were open market transactions:

Date: 13/01/26
Number of Shares: 1.774.000
Price per Share: 0.41
Transaction: Purchase

Date: 14/01/26
Number of Shares: 1.790.016
Price per Share: 0.485
Transaction: Purchase

Date: 15/01/26
Number of Shares: 164.016
Price per Share: 0.47
Transaction: Sell

Date: 02/02/26
Number of Shares: 550.000
Price per Share: 0.18
Transaction: Purchase
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person is not a party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Semenikhin Vladimir Anatolevich: Vladimir Anatolevich Semenikhin, Vladimir Anatolevich Semenikhin (02/05/2026)